Exhibit 99.1

YM BioSciences JAK Inhibitor CYT387 Produces Meaningful Reductions of Splenomegaly and Durable Transfusion Independence Responses

MISSISSAUGA, Canada, November 5, 2012 - YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), a drug development company advancing hematology and cancer related products, today reported interim results from the Phase I/II study of CYT387, a JAK1/JAK2 inhibitor currently being evaluated for the treatment of myelofibrosis, which were included in an abstract submitted to the American Society of Hematology in August 2012. Updated results will be presented in an Oral Session at the 2012 Annual Meeting of the American Society of Hematology to be held in Atlanta, Georgia on December 9, 2012.

“Treatment with CYT387 provides sustained transfusion independence in a substantial number of patients with myelofibrosis. In addition, many patients experience rapid, meaningful and durable reductions of splenomegaly and improvements of constitutional symptoms. CYT387 has also proven safe for patients and well-tolerated, even with prolonged administration of more than two and a half years,” said Mark Kowalski, M.D., Ph.D., Chief Medical Officer and Vice President, Regulatory Affairs at YM BioSciences. "We look forward to expanding on these results at ASH when we report final nine-month data from this trial.”

The CYT387 Phase I/II study enrolled 166 patients across six study sites. At the time the ASH abstract was submitted, the median duration of follow-up was 16.1 months (ongoing) with a range of 0.7 to 31.0 months (ongoing).
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Durable transfusion independence responses were observed in more than half of the RBC transfusion dependent subjects with a maximal transfusion-free period exceeding two years and ongoing.  In addition, the percentage of all subjects requiring RBC transfusions substantially decreased over the treatment period.

•	Treatment with CYT387 resulted in rapid and sustained reductions in splenomegaly with a maximal response duration approaching two years.
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The majority of subjects reporting constitutional symptoms at baseline experienced complete resolution or marked improvement by six months with measurable improvement within the first month of therapy.

•	Higher transfusion independence and spleen response rates were seen in the 300mg dose group compared to the 150mg QD or 150mg BID dose groups.
•	While 90% of subjects reported at least one treatment-related AE, the majority were reported as Grade 1.

For the first 60 consecutively enrolled subjects for whom the most mature data is available, the median follow-up period was 21.5 months (ongoing) with a range of 2.9 to 31.0 months (ongoing).
•	The anemia and spleen response rates in these subjects, per IWG-MRT (International Working Group for Myeloproliferative Neoplasms Research and Treatment), were 59% and 48%, respectively.
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Among 33 of these subjects who were RBC transfusion dependent by IWG-MRT criteria, 70% achieved a minimum 12-week period without transfusions, with a maximal transfusion-free period of greater than two years and ongoing.

ASH Oral Session:
Title: Phase I/II Study of CYT387, a JAK1/JAK2 Inhibitor for the Treatment of Myelofibrosis
Session Name: 634. Myeloproliferative Syndromes - Clinical: Myeloproliferative Neoplasms - Novel Therapies I
Session Date:  Sunday, December 9, 2012; 4:30 PM - 6:00 PM (Presentation Time:  5:15 PM)
Location:  Georgia World Congress Center, Room B213-B214

About CYT387:
CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. Both the U.S. Food and Drug Administration (FDA) and the European Commission have designated CYT387 an Orphan Drug for the treatment of myelofibrosis.

About YM BioSciences
YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes nimotuzumab, a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. In addition, YM has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387 and nimotuzumab will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM as well as CIMYM’s various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Affairs
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com